Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA AMEX: SA	For Immediate Release November 13, 2008

Seabridge Gold Files Third Quarter Financial Statements and MD&A

TORONTO, CANADA – (Marketwire - Nov. 13, 2008) – Seabridge Gold (TSX:SEA)(NYSE-A:SA) announced today that it has filed its Third Quarter Financial Statements and its Management's Discussion and Analysis for the period ended September 30, 2008 on SEDAR (www.sedar.com). To review these documents on the Company website, please see http://www.seabridgegold.net/2008-Q3-Report.pdf.

3rd Quarter Highlights

– Seabridge agreed to sell Noche Buena to Fresnillo/Newmont joint venture

– Positive metallurgical test work results obtained for KSM project

– 17,000 meter core drill program completed at KSM

– New drilling at Sulphurets zone confirmed and extended higher grade breccia target

– KSM drill results continued to upgrade and expand Mitchell zone

Financial Results

During the three month period ended September 30, 2008, Seabridge posted a net loss of $895,000 ($0.02 per share) compared to a loss of $1,473,000 ($0.04 per share) for the same period last year. During the third quarter, Seabridge invested $6,960,000 in mineral interests, primarily at KSM, compared to $4,042,000 during the same period last year. At September 30, 2008 net working capital was $10,532,000 compared to $25,019,000 at December 31, 2007.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation's principal assets are the KSM property in British Columbia, one of the world's largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of the Corporation's mineral resources by project and resource category please visit the Corporation's website at http://www.seabridgegold.net/resources.php.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net
Website: www.seabridgegold.net